EXPENSE REIMBURSEMENT AGREEMENT

EXPENSE REIMBURSEMENT AGREEMENT (the “Agreement”), dated as of September 30, 2013 by and between Pine Grove Asset Management LLC, a Delaware limited partnership (the “Adviser”) and Pine Grove Alternative Institutional Fund, a Delaware statutory trust (the “Fund”).

WHEREAS, each Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end management investment company;

WHEREAS, the Fund and the Adviser have entered into an Investment Advisory Agreement dated as of September 12, 2013 (the “Advisory Agreement”), pursuant to which the Adviser provides investment management and advisory services to the Fund for compensation based on the value of the net assets of the Fund;

WHEREAS, the Fund and the Adviser have determined that it is appropriate and in the best interests of the Fund and its shareholders to maintain the expenses of the Fund at a level below the level to which the Fund may otherwise be subject:

NOW THEREFORE, the parties hereto agree as follows:

1. EXPENSE LIMITATION.

1.1 Applicable Expense Limit. The Adviser agrees to waive and/or reimburse the Fund’s other expenses (excluding “acquired fund fees and expenses” and “extraordinary expenses” and the following investment related expenses: foreign country tax expense and interest expense on amounts borrowed by the Fund) (“Other Expenses”) to the extent necessary in order to cap Other Expenses at 0.60% per year. “Acquired Fund Fees and Expenses” consist of the operating expenses, trading expenses and performance-based incentive fees/allocations of the underlying investment funds in which the Fund plans to invest. “Extraordinary Expenses” are expenses incurred by the Fund outside of the ordinary course of its business, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or similar proceedings, indemnification expenses and expenses in connection with holding and/or soliciting proxies for a meeting of Shareholders. To the extent Other Expenses exceed the Operating Expense Limit, as defined in Section 1.2 below, such excess amount (the “Excess Amount”) shall be the liability of the Adviser to the extent set forth in this Agreement.

1.2 Operating Expense Limit. The Other Expense Limit in any calendar month with respect to the Fund shall be an amount equal to 0.05% (0.60% on an annualized basis) multiplied by the Fund’s net assets as of the end of such calendar month.

1.3 Duration of Operating Expense Limit. The Other Expense Limit with respect to the Fund shall remain in effect during the term of this Agreement.

1.4 Method of Computation. On the last business day of each calendar month, if the Fund Operating Expenses of the Fund for such month exceed the Other Expense Limit of the Fund for such month, the Adviser shall absorb Fund expenses in an amount sufficient to pay such month’s Excess Amount. Furthermore, to the extent that the Excess Amount exceeds such absorbed expenses, the Adviser shall reimburse the Fund for any operating expenses.

1.5 Recovery of Reimbursed Expenses. For a period of five years subsequent to the Fund’s commencement of operations, the Adviser may recover from the Fund expenses reimbursed during the prior three years if the Fund’s other expenses, including the recovered expenses, falls below the expense cap.

2. TERM AND TERMINATION OF AGREEMENT.

This Agreement shall terminate upon the termination of the Advisory Agreement. The obligation of the Adviser under Section 1 of this Agreement shall survive the termination of the Agreement solely as to expenses and obligations incurred prior to the date of such termination.

3. MISCELLANEOUS.

3.1 Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

3.2 Interpretation. Nothing herein contained shall be deemed to require the Fund to take any action contrary to the Fund’s Agreement and Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Fund’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Fund.

3.3 Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the Master Fund’s management fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act.

3.4 Amendments. This Agreement may be amended only by a written agreement signed by each of the parties hereto.

3.5 Limitation of Liability. This Agreement is executed by or on behalf of the Fund, and the Adviser is hereby expressly put on notice of the limitation of shareholder liability as set forth in the Agreement and Declaration of Trust of the Fund and agrees that the obligations assumed by the Fund pursuant to this Agreement shall be limited in all cases to the Fund and its assets, and the Adviser shall not seek satisfaction of any such obligations from the Trustees, officers or shareholders of the Fund.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized and their respective corporate seals to be hereunto affixed, as of the day and year first above written.

PINE GROVE ALTERNATIVE INSTITUTIONAL FUND

By:
Name: Title:

PINE GROVE ASSET MANAGEMENT LLC

By:
Name: Title:

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